Brian J. Kearns
Chief Financial Officer
May 10, 2006
Mark Brunhofer
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Dear Mark:
I am in receipt of your SEC comment letter dated April 21, 2006. I am writing this letter to request an extension of Lannett’s required response date to this comment letter.
Lannett Company is requesting that our response to the above referenced SEC comment letter be submitted no later than Wednesday, May 31, 2006 in order to provide you with a complete and thorough response.
I appreciate your consideration of this extension request and would like to thank you in advance for being available to address potential questions as we respond to your comments.
Sincerely,
Brian J. Kearns
cc. Kevin Woody